

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 20, 2006

Mr. Bradley J. Blacketor
Chief Financial Officer
Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario, Canada M5C 2C5

> **Re:** **Metallica Resources Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed April 3, 2006**
> **File No. 001-31875**

Dear Mr. Blacketor:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 1 – Nature of Operations, page F-1

1.   We note you disclose that in June 2004, construction of the Cerro San Pedro mine
        was suspended pending resolution of various permitting and other issues. Please
        expand your disclosure to discuss the extent of any asset impairment caused by
        the suspension, or reason for no impairment.

Note 13 – Reconciliation to United States Generally Accepted Accounting Principles,
page F-14

2.   We note for US GAAP purposes you report mineral properties and deferred
        expenditures balances at December 31, 2005 and 2004 of $45 million and $38
        million, respectively. Please expand your disclosure to address in further detail
        the nature of these capitalized amounts, and indicate how you support the
        recoverability of such amounts under the guidance of SFAS 144.

3.   Please expand your disclosure to clarify the accounting standard that you
        currently apply to account for your stock-based compensation under U.S. GAAP,
        and the estimated impact the adoption of SFAS 123(R) will have on your
        financial statements.

Engineering Comment

Information on the Company, page 16

4.   We note that you identify several companies that contributed to your estimates of
        mineral reserves. Tell us whether you obtained written consents from all such
        parties, concurring with the summary of their work contained in the document and
        agreeing to being named or characterized as an expert, prior to filing your report.
        Please submit for review the consents you obtained and, if applicable, explain the
        circumstances under which you did not receive these consents.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief